UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-41634

HUB Cyber Security Ltd.

(Exact Name of Registrant as Specified in Its Charter)

17 Rothschild Blvd

Tel Aviv 6688120, Israel

+972-3-924-4074

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F  ☐

CONTENTS

Executive Resignation

On August 16, 2023, Hugo Goldman, Chief Financial Officer of HUB Cyber Security Ltd. (the “Company”) informed the Company of his decision to step down from his position in order to pursue other interests. Mr. Goldman will remain with the Company in an advisory capacity until September 30, 2023 to ensure an effective transition of his duties. Mr. Goldman’s decision to step down did not result from any dispute or disagreement with the Company relating to its operations, policies or practices.

On August 17, 2023, the Company issued a press release titled “HUB Security Announces that its Chief Financial Officer Has Stepped Down and Commences Search for Permanent CFO”. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

Warrant Term Extension

The Company has outstanding warrants to purchase 9,664,932 of its ordinary shares exercisable at $2.03 per ordinary share, all of which were issued in connection with a private financing in February 2022 (the “2022 Warrants”). These warrants currently trade on the Nasdaq Capital Market under the symbol “HUBCZ.” The 2022 Warrants were scheduled to expire on August 22, 2023. To allow additional time for the 2022 Warrants to be exercised and to potentially generate future cash proceeds to the Company, on August 17, 2023, the Company decided to extend the expiration date of the Warrants to 5 p.m. Eastern Time on August 22, 2025. No action is required by the holders of the 2022 Warrants to effectuate this modification and all provisions of the 2022 Warrants remain in full force and effect. None of the 2022 Warrants are held by officers, directors or affiliates of the Company.

The information in this Report on Form 6-K, including in Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated August 17, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: August 17, 2023	By:	/s/ Uzi Moskovich
Uzi Moskovich
Chief Executive Officer

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